January 20, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Erin Purnell

Re:	Arrival Group

Registration Statement on Form F-4

Filed December 15, 2020

File No. 333-251339

Dear Ms. Purnell:

On behalf of Arrival Group (the “Company”), reference is made to the letter dated January 11, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR in response to the Staff’s comment. Amendment No. 1 has been marked to indicate changes from the Registration Statement.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 1, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Form F-4 filed December 15, 2020

Cover Page

1.	We note that your cover page is four pages long. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 has been revised.

2.

We note your disclosure on page 69 that Holdco will be controlled by Kinetick S.a.r.l., the majority Arrival Shareholder, after the completion of the business combination and that as long as Kinetik beneficially owns 30% of the outstanding shares, Kinetik has the right to propose for appointment a majority of the board of directors. Please revise your disclosure here, in the summary, and on page 116 to clearly state this information, and indicate whether Holdco will be a controlled company under Nasdaq listing rules.

Response: In response to the Staff’s comment, the disclosure on the cover page and pages 32 and 122 of Amendment No. 1 has been revised.

Questions and Answers About the Business Combination, page 6

3.

Please add a section describing the interests of the subscribers of the PIPE shares, including a comparison of the price that they will pay for the 40 million shares of CIIG Class A Common Stock compared to the market value of the shares based on the Nasdaq closing price on the record date.

Response: In response to the Staff’s comment, the disclosure on pages 12, 26 and 130 of Amendment No. 1 has been revised.

Who is Arrival?, page 9

4.

Please revise your disclosure in this section to state that Arrival’s vehicles are in the development stage and that it does not expect its first vehicle to be produced until the fourth quarter of 2021, if at all.

Response: In response to the Staff’s comment, the disclosure on page 9 of Amendment No. 1 has been revised. The risk that Arrival’s vehicles are never produced is included in the risk factor “Arrival has a limited operating history and has not yet manufactured or sold any production vehicles to customers and may never develop or manufacture any vehicles” on page 44 of Amendment No. 1. Accordingly, we have revised your requested disclosure slightly as we do not believe risk disclosure is required to be included in this section.

What interests do CIIG’s current officers and directors have in the Business Combination?, page 11

5.	Please revise your disclosure to provide the price that the sponsor and CIIG’s directors paid for the shares.

Response: In response to the Staff’s comment, the disclosure on pages 11, 28, 81, 99 and 114 of Amendment No. 1 has been revised.

6.	If material, please quantify the out-of-pocket expenses incurred by CIIG’s directors that would be eligible for reimbursement.

Response: In response to the Staff’s comment, the disclosure on pages 11, 28, 81, 100 and 114 of Amendment No. 1 has been revised.

Summary of the Proxy Statement/Prospectus Accounting Treatment, page 32

7.

We note that the business combination will be accounted for as a reverse merger recapitalization under IFRS with the net assets of CIIG Merger Corp. (“CIIG”), the accounting acquiree, stated at historical cost and no goodwill or other intangible assets recorded. To help us better understand your accounting, please address the following:

•	Summarize for us your reasons for concluding that CIIG does not represent a business as defined under IFRS 3.

Response: In response to the Staff’s comment, we respectfully advise the Staff that management has concluded to account for the transaction within the scope of IFRS 2 (“Share-based payment”) based upon its election of the “concentration test” under IFRS 3 (“Business Combinations”), taking into account the information below:

Under IFRS 3, a business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purposes of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In order to determine if the acquired set of activities and assets is a business, an acquirer can elect to utilize the “concentration test.” If the test is satisfied, no further assessment is required and the acquired set of activities and assets does not represent a business. The test is satisfied if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. As of June 30, 2020, CIIG assets included marketable securities held in the trust account amounting to approximately $259.8 million (or approximately €231.0 million) and such amount represented approximately 99.5% of CIIG’s total assets. Based upon this, management concluded that CIIG is not considered a business under IFRS 3 due to substantially all of the fair value of CIIG’s gross assets satisfying the concentration test.

•

Explain to us in sufficient detail how the accounting described here and the pro forma adjustments presented on the pro forma balance sheet, including adjustment (4), reflect the guidance in IFRS 2. Clarify to us how your presentation determines and treats the excess of the deemed acquisition cost over the CIIG cash balances and other net assets acquired as a cost of obtaining a listing that is accounted for as an expense pursuant to IFRS 2.8.

Response: In response to the Staff’s comment, we respectfully advise the Staff that management has revised the pro forma financial statements included in the sections titled “Selected Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Combined Financial Information” beginning on pages 38 and 84, respectively to reflect the guidance of IFRS 2, pursuant to which the excess of the deemed acquisition cost over the CIIG cash balances and other net assets acquired as a cost of obtaining a listing is accounted for as an expense.

Risk Factors

While Arrival has received orders for vehicles..., page 45

8.

Please provide more information regarding the nature of the orders for the electric vehicles. Please state whether potential customers have paid any deposits, made any commitments, or will be required to pay any penalties for cancellation. In addition, since you do not anticipate being able to deliver vehicles until 2022 at the earliest, please clarify your disclosure that the anticipated lead times are initially expected to be up to six months.

Response: In response to the Staff’s comment, the disclosure on page 46 of Amendment No. 1 has been revised.

Arrival’s ability to execute its microfactory production model..., page 47

9.

Please disclose how many operational microfactories you have currently, or how many you have planned and when they will open for production. Provide similar disclosure on page 148. In this regard, we note your statement on page 60 that “Arrival has microfactories and employees in both the UK and other European countries.”

Response: In response to the Staff’s comment, the disclosure on pages 48 and 152 of Amendment No. 1 has been revised.

The UPS order constitutes substantially all of the current orders..., page 47

10.

We note your disclosure that the UPS order for 10,000 vans constitutes a substantial portion of existing orders for Arrival vehicles. Please revise your disclosure to state what percentage of your existing orders are from UPS. Please also clarify if you have any orders for the Arrival Bus, which we note is expected to commence production by the end of 2021 with sales expected to begin in early 2022, while the Arrival Van is scheduled to start production and sales in the third quarter of 2022.

Response: In response to the Staff’s comment, the disclosure on page 48 of Amendment No. 1 has been revised.

11.

We note that your agreement with UPS is subject to modification or cancellation. Please revise your disclosure to fully describe UPS’ obligations under the agreement, including under what circumstances they may modify or cancel the agreement. Please discuss whether the terms of the UPS order differ from other orders that Arrival has received, particularly with respect to deposits or cancellation fees. Please make corresponding revisions to your disclosure on page 150.

Response: In response to the Staff’s comment, the disclosure on page 48 of Amendment No. 1 has been revised.

Arrival is subject to risks related to health epidemics and pandemics..., page 61

12.

We note your statements that COVID-19 “could adversely affect Arrival’s start-up and manufacturing plans” and that “If Arrival’s workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, Arrival’s operations will be adversely affected” (emphases added). Please tell us whether COVID-19 has adversely affected your start-up and manufacturing plans and workforce, and revise your disclosure here and on page 173 as applicable. Refer to CF Disclosure Guidance Topics No. 9 and 9A regarding Coronavirus (COVID-19).

Response: In response to the Staff’s comment, we respectfully advise the Staff that, to date, COVID-19 has not adversely affected the Company’s start-up and manufacturing plans or its workforce. The Company will update its disclosure in the future if necessary.

The rights of our shareholders and responsibilities of our directors and officers are governed by Luxembourg law..., page 74

13.

Please summarize here the material differences between Delaware and Luxembourg law applicable to CIIG stockholders and Holdco shareholders. For example, we note that while a stockholder may bring a derivative action on a company’s behalf to enforce the rights of a company under Delaware law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights under Luxembourg law. As another example, Luxembourg law does not provide for class action lawsuits.

Response: In response to the Staff’s comment, the disclosure on page 76 of Amendment No. 1 has been revised.

CIIG’s Board of Directors’ Reasons for the Approval of the Business Combination, page 106

14.

In several places, you state that the total aggregate purchase price of your agreement with UPS is $1.2 billion. In each instance where you discuss this, please clarify that this aggregate price relates to both the purchase of 10,000 vans and the option to purchase an additional 10,000 vans and disclose that this agreement may be cancelled or modified by UPS at any time.

Response: In response to the Staff’s comment, the disclosure on pages 112, 154, 173 and 176 of Amendment No. 1 has been revised.

Certain Unaudited Arrival Prospective Financial Information, page 111

15. We note your presentation of summarized prospective financial and non-financial information on page 113. Please revise to address the following:

•

If a material portion of your projected revenues and gross profit are concentrated with an individual customer(s), such as UPS, separately quantify and discuss these concentrations. If UPS does represent a significant portion of your prospective revenues and/or gross profit, supplement the projection information to indicate, consistent with your disclosure on page 169, that the vehicle sales agreement with UPS may be cancelled or modified by UPS at any time.

Response: In response to the Staff’s comment, we respectfully advise the Staff that a material portion of the Company’s projected revenues and gross profit is not concentrated with any individual customer, including UPS. The revenues and gross profit amounts for UPS are projected to occur over five years, of which the majority is projected to occur in the latter portion of the period when the Company expects to generate revenue from many different customers.

•	In regards to the prospective non-financial information disclosed, please clarify if the quantified vehicle units represent projected units produced or projected units sold.

Response: In response to the Staff’s comment, the disclosure on page 117 of Amendment No. 1 has been revised.

The Business Combination Agreement

Termination of the Business Combination Agreement, page 124

16.	Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.

Response: In response to the Staff’s comment, the disclosure on page 128 of Amendment No. 1 has been revised.

Key Agreements, Partnerships and Suppliers, page 150

17.	Please file the LG Chem supply agreement as an exhibit to the registration statement, or please explain why you do not believe you are required to do so.

Response: In response to the Staff’s comment, the LG Chem supply agreements have been filed as Exhibits 10.23, 10.24 and 10.25 to Amendment No. 1. We will submit unredacted copies of the of the agreements separately to the Staff.

Microfactories, page 154

18.	For comparison, please provide the approximate square footage of traditional OEM facilities

Response: In response to the Staff’s comment, the disclosure on page 159 of Amendment No. 1 has been revised.

* * * * *

Please do not hesitate to contact the undersigned at 954.768.8232, with any questions or comments regarding any of the foregoing.

Very truly yours,

Laurie Green

cc: Daniel Chin, Arrival

Alan Annex, Flora Perez, Greenberg Traurig, P.A.

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Merger Corp.

Alice Hsu and Ackneil Muldrow, III, Akin Gump Strauss Hauer & Feld LLP